10026613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main Street, Suite 110
(No. and Street)

North Adams, (City) MA (State) 01247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell & MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street (Address) Peabody, (City) MA (State) 01960-3635 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financail Services, Inc., as of December, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

SUE A. O'NEIL
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 20, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of True North Financial Services, Inc. and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 25, 2010

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and due from bank	$ 619,786	$ 445,390
Deposits with clearing organization	843,567	814,359
Money market funds	259,322	259,212
Cash and cash equivalents	1,722,675	1,518,961
Commissions receivable, net of allowance of $4,400 as of December 31, 2009 and $4,400 as of December 31, 2008	488,717	685,882
Goodwill	332,242	332,242
Intangible assets, net of amortization of $567,434 as of December 31, 2009 and $479,969 as of December 31, 2008	299,691	387,156
Prepaid expenses	40,008	41,918
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $410,842 as of December 31, 2009 and $355,592 as of December 31, 2008	305,078	350,457
Deferred tax asset, net	92,106	52,121
Income taxes receivable	19,742	13,546
Other assets	23,005	13,265
Total assets	$3,323,264	$3,395,548
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 183,845	$ 272,787
Accrued wages payable	37,640	160,073
Other liabilities	272,081	203,158
Total liabilities	493,566	636,018
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,681,166	1,681,166
Retained earnings	1,058,532	988,364
Total stockholder's equity	2,829,698	2,759,530
Total liabilities and stockholder's equity	$3,323,264	$3,395,548

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$3,782,269	$4,385,421
Dividend income and other interest income	1,258	18,570
Other income	2,829	7,200
	3,786,356	4,411,191
Expenses:		
Employee compensation and benefits	1,348,861	1,444,460
Commissions	1,350,684	1,648,804
Floor brokerage, exchange, and clearance fees	15,978	17,376
Dues and subscriptions	50,154	37,962
Communications and data processing	99,392	106,426
Occupancy	110,246	117,151
Equipment	48,879	52,505
Amortization of intangible assets and license agreements	95,782	91,631
Legal and accounting	73,363	58,845
Insurance	51,675	40,975
Advertising	20,749	45,591
Contributions	10,203	5,350
Office supplies	36,735	35,821
Loss on sales and disposals of assets, net		2,417
Other expenses	204,187	219,289
Interest	1,115	1,373
	3,518,003	3,925,976
Income before income taxes	268,353	485,215
Provision for income taxes	116,583	204,372
Net income	$ 151,770	$ 280,843

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2009 and 2008

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	$90,000	$1,681,166	$ 820,947	$2,592,113
Net income			280,843	280,843
Dividends paid to Hoosac Bank			(113,426)	(113,426)
Balance, December 31, 2008	90,000	1,681,166	988,364	2,759,530
Net income			151,770	151,770
Dividends paid to Hoosac Bank			(81,602)	(81,602)
Balance, December 31, 2009	$90,000	$1,681,166	$1,058,532	$2,829,698

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 151,770	$ 280,843
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	55,250	55,770
Amortization of intangible assets and license agreements	95,782	91,631
Loss on sales and disposals of assets, net		2,417
Deferred tax benefit	(39,985)	(35,498)
(Increase) decrease in operating assets:		
Other assets	(18,057)	7,532
Commissions receivable	197,165	(191,804)
Prepaid taxes	(6,196)	(13,546)
Prepaid expenses	1,910	865
(Decrease) increase in operating liabilities:		
Accrued commissions payable	(88,942)	52,187
Taxes payable		(29,229)
Accrued expenses and other liabilities	(53,510)	138,889
Total adjustments	143,417	79,214
Net cash provided by operating activities	295,187	360,057
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(9,871)	(24,409)
Net cash used in investing activities	(9,871)	(24,409)
Cash flows from financing activities:		
Dividends paid to Hoosac Bank	(81,602)	(113,426)
Net cash used in financing activities	(81,602)	(113,426)
Increase in cash and cash equivalents	203,714	222,222
Cash and cash equivalents at beginning of period	1,518,961	1,296,739
Cash and cash equivalents at end of period	$1,722,675	$1,518,961
Supplemental cash flows disclosure:		
Income taxes paid	$ 162,764	$ 282,645

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of MountainOne Financial Partners, Inc. which is a wholly-owned subsidiary of MountainOne Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB), The Securities Investor Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is also registered with the SEC as an Investment Advisor.

True North Insurance Agency, Inc. is a wholly-owned subsidiary of True North Financial Services, Inc. and is a Massachusetts domiciled corporation. The agency is licensed to sell life, health and annuity products in Massachusetts, and other states as deemed necessary to comply with state law. The agency specializes in the sale of group benefits, life and annuity product sales acting as intermediary in the sales of these products to businesses of all sizes, institutions, nonprofits, municipalities and individuals.

On November 6, 2009, the Company approved the de-registration of True North Financial Services, Inc. as a broker-dealer and as a Registered Investment Advisor. Effective February 1, 2010, Hoosac Bank and Williamstown Savings Bank have each contracted with a third party broker-dealer and Registered Investment Advisor for securities and advisory services. After de-registration, True North Financial Services, Inc. will be merged with and into Hoosac Bank. Management of the Company expects that the de-registration and subsequent merger will occur in the second or third quarter of 2010.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency). The Company is engaged as a securities broker-dealer and its primary business is comprised of brokerage transactions on an agency basis, and the offering of investment advisory products and services. The Insurance Agency is engaged primarily as an insurance agent.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $20,749 in 2009 and $45,591 in 2008.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products including mutual funds and monies due from clearing firms for brokerage account transactions including the purchase and sale of stocks, bonds, exchange traded funds and mutual funds. It also represents commissions due from insurance companies on the sale of annuities, life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2009 and 2008 is $4,400.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by MountainOne Financial Partners, MHC. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is remitted to MountainOne Financial Partners, MHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2009 and 2008 was $55,250 and $55,770, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as cash and due from bank, money market funds and deposits with clearing organization.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2009, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standard Codification 105-10, "Generally Accepted Accounting Principles." This standard establishes the FASB Accounting Standard Codification ("Codification" or "ASC") as the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is a reorganization of existing U.S. GAAP and does not change existing U.S. GAAP. The Company adopted this standard during the third quarter of 2009. The adoption had no impact on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets," and SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." These standards are effective for the first interim reporting period of 2010. SFAS No. 166 amends the guidance in ASC 860 to eliminate the concept of a qualifying special-purpose entity ("QSPE") and changes some of the requirements for derecognizing financial assets. SFAS No. 167 amends the consolidation guidance in ASC 810-10. Specifically, the amendments will (a) eliminate the exemption for QSPEs from the new guidance, (b) shift the determination of which enterprise should consolidate a variable interest entity ("VIE") to a current control approach, such that an entity that has both the power to make decisions and right to receive benefits or absorb losses that could potentially be significant, will consolidate a VIE, and (c) change when it is necessary to reassess who should consolidate a VIE. The Company is evaluating the impact that these standards will have on its financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") 2009-05, "Measuring Liabilities at Fair Value," which updates ASC 820-10, "Fair Value Measurements and Disclosures." The updated guidance clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. This guidance is effective beginning January 1, 2009. The Company does not expect that the guidance will change its valuation techniques for measuring liabilities at fair value.

In May 2009, the FASB updated ASC 855, "Subsequent Events." ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this guidance during the second quarter of 2009. In accordance with the update, the Company evaluates subsequent events through the date its financial statements are issued. The adoption of this guidance did not have an impact on the Company's financial position or results of operations.

In April 2009, the FASB updated ASC 320-10, "Investments – Debt and Equity Securities." The guidance amends the other-than-temporary impairment ("OTTI") guidance for debt securities. If the fair value of a debt security is less than its amortized cost basis at the measurement date, the updated guidance requires the Company to determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, an entity must recognize full impairment. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the guidance requires that the credit loss portion of impairment be recognized in earnings and the temporary impairment related to all other factors be recorded in other comprehensive income. In addition, the guidance requires additional disclosures regarding impairments on debt and equity securities. The Company adopted this guidance effective April 1, 2009. The adoption of this guidance did not have an impact on the Company's financial position or results of operations.

In March 2008, the FASB updated ASC 815, "Derivatives and Hedging." This guidance changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this guidance did not have a material impact on the Company's financial condition and results of operations.

In February 2008, the FASB updated ASC 860, "Transfers and Servicing." This guidance clarifies how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance became effective January 1, 2009. The adoption of this guidance did not have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB updated ASC 810-10, "Consolidation", which provides new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest should be reported as a component of equity in the consolidated financial statements. This guidance also required expanded disclosures that identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of an entity. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB updated ASC 805, "Business Combinations." The updated guidance will significantly change the accounting for business combinations. Under ASC 805, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The adoption of this statement did not have a material impact on the Company's financial condition and results of operations.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts that commenced on January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the Company is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. Rent expense for the years ended December 31, 2009 and 2008 amounted to $49,200.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease that commenced on March 1, 2004. The lessor is Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2009 and 2008 was $4,320 per year. Occupancy costs are borne by the lessor.

The Company has operating leases for an auto and various equipment. Lease expense under these leases for the years ended December 31, 2009 and 2008 was $21,494 and $22,021, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2009:

2010	$ 62,691
2011	55,886
2012	49,683
2013	49,200
2014	49,200
Thereafter	98,400
Total minimum lease payments	$365,060

NOTE 5 - EMPLOYEE BENEFITS

Employees of the Company can become eligible to participate in the defined benefit pension plan and 401(k) plan sponsored by MountainOne Financial Partners, Inc. (MOFP).

The MOFP 401(k) Plan is a multi-employer discretionary contribution retirement plan sponsored by MOFP. Employees are eligible after reaching age 21 and if credited with 90 days of service. Eligible employees may defer a percentage of their compensation up to the maximum amount allowed by law. Matching and profit sharing contributions by the Company are discretionary and employees become eligible for purposes of receiving Company contributions after one year of service. No Company contributions were made in 2009 and 2008.

The MOFP Non-Contributory Defined Benefit Pension Plan provides pension benefits through membership in the Savings Banks Employees Retirement Association. Employees are eligible after reaching age 21 and if credited with one year of service. The plan provides a monthly benefit upon retirement based on compensation and years of credited service. Expense for this plan amounted to $6,852 and $5,338 for the years ended December 31, 2009 and 2008, respectively. Effective January 1, 2009 the plan is closed to new employees.

NOTE 6 - EMPLOYMENT AGREEMENT

Effective January 1, 2007, the Company entered into an Employment Agreement (Agreement) with its President and Chief Executive Officer (Executive) which concludes on December 31, 2011 unless sooner terminated in accordance with the Agreement. Under the Agreement, the Executive receives a base salary, a commission of twenty percent of gross revenue originated by the Executive and a profitability bonus equal to one-third of net income before taxes of the Company (each previous calendar year) in excess of the first fifteen percent of return on investment of Hoosac Bank. Upon termination of the Executive's employment for any reason other than "cause" as defined in the Agreement, the Executive shall be paid a retirement benefit in an amount equal to the sum of $62,500 times the number of calendar years of employment which have as of the date of such termination fully elapsed up to a cap of $500,000.

In 2009 and 2008, the Company recorded a profitability bonus of $18,016 and $123,323, respectively, and a deferred compensation expense of $62,500 for both years. These expenses are included in employee compensation and benefits expense. The related liabilities are included in accrued wages payable and other liabilities, respectively.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $778,374, which was $728,374 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 37%, or 0.37 to 1, as of December 31, 2009 and 31%, or 0.31 to 1, as of December 31, 2008.

NOTE 8 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by MountainOne Financial Partners, MHC. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2009 and 2008.

The current and deferred portions of income tax expense included in the consolidated statements of income as determined in accordance with ASC 740, "Income Taxes," are as follows for the years ended December 31:

	2009	2008
Current:		
Federal	$114,715	$177,637
State	41,853	62,233
	156,568	239,870
Deferred:		
Federal	(31,134)	(28,345)
State	(8,851)	(7,153)
	(39,985)	(35,498)
Total income tax expense	$116,583	$204,372

A reconciliation of the expense for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2009	2008
Expected income tax expense at U.S. statutory tax rate of 34%	$ 91,240	$164,973
The effect of:		
Nondeductible expenses and other adjustments	3,354	5,067
Increase due to state taxes, net of U.S. federal income tax effects	21,989	34,332
Income tax expense	$116,583	$204,372

The Company had gross deferred tax assets and a gross deferred tax liability as follows as of December 31:

	2009	2008
Deferred tax assets:		
Goodwill amortization	$ 9,476	$ 8,428
Allowance for bad debts	2,183	1,791
Deferred compensation	74,888	49,925
Depreciation	5,559	
Other		404
Gross deferred tax assets	92,106	60,548
Deferred tax liability:		
Depreciation		(8,427)
Gross deferred tax liability		(8,427)
Net deferred tax asset	$92,106	$52,121

Deferred tax assets as of December 31, 2009 and 2008 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

The Company adopted ASC 740-20, "Income Taxes - Intraperiod Tax Allocation," as of December 31, 2008. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. There was no effect on the Company's balance sheet or income statement from adoption of ASC 740-20.

NOTE 9 - RELATED PARTY TRANSACTIONS

As described in Note 4, annual rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2009 and 2008. Annual rent expense of office space lease from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc., amounted to $1,507 and $1,440 for the years ending December 31, 2009 and 2008, respectively.

In 2009, the Company recorded $28,934 and $23,506 of commission income from Hoosac Bank and Williamstown Savings Bank, respectively, for stock trades. In 2008, the Company recorded $20,954 and $7,269 of commission income from Hoosac Bank and Williamstown Savings Bank, respectively, for stock trades.

Commission income recorded by the Insurance Agency for the years ended December 31, 2009 and 2008 includes $14,675 and $$9,058, respectively, received from MountainOne Financial Partners, Inc. In 2008, the Company recorded $6,179 of commission income from a third party for rollovers into the MountainOne Financial Partners, Inc. 401(k) Plan.

NOTE 10 - CONSOLIDATED SUBSIDIARIES

The following amounts of the Company's wholly-owned subsidiary, True North Insurance Agency, Inc., are included in the consolidated financial statements presented for 2009 and 2008:

	2009	2008
Total assets	$1,216,592	$1,249,475
Total liabilities	$ 230,532	$ 385,272
Stockholder's equity	$ 986,060	$ 864,203

In calculating Total Assets and Stockholder's Equity for Part IIA Quarterly 17-a-5(a), FOCUS Report, the broker/dealer's Investment in Subsidiary of $986,060 for 2009 and $864,203 for 2008 needs to be added back in. This account is eliminated in the consolidation process. Total liabilities in 2009 in the table above includes $23,657 owed to the Company by the Insurance Agency that was eliminated in the consolidation process. The Company files Part IIA Quarterly 17-a-5(a) on an unconsolidated basis.

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2009 and 2008 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. An additional $60,000 of goodwill was recorded in 2004 for the purchase of an insurance agency from an independent contractor. The goodwill is subject to the impairment review requirements of ASC 350-35. The Company evaluated its goodwill as of December 31, 2009 and 2008 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$422,000	$302,063	$119,937
Customer lists	445,125	265,371	179,754
Total	$867,125	$567,434	$299,691

	As of December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$422,000	$254,165	$167,835
Customer lists	445,125	225,804	219,321
Total	$867,125	$479,969	$387,156

Aggregate amortization expense was $87,465 and $91,631 in 2009 and 2008, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2009, and thereafter, is as follows:

2010	$ 81,322
2011	80,703
2012	69,503
2013	38,165
2014	29,998
	$299,691

The following intangible assets are included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2009 and 2008 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset has been amortized to expense over ten years using the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now retired from the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 which has been amortized over 67 months.
>
> The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible assets as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an employee of the Company. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $30,000 purchase was allocated to a $25,000 covenant not to compete which has been amortized over five years and $5,000 to a customer list which has been amortized over five years.
>
> The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

In 2004 the Company made a purchase of an insurance agency from an independent contractor. The $200,000 purchase was allocated in proportion to the fair values acquired, as follows:

(1) $120,000 for a customer list and associated accounts being amortized over 10 years. (2) $20,000 for a convenant not to compete being amortized over 8 years. (3) Goodwill recorded with the purchase amounted to $60,000.

In 2006, the Company purchased a covenant not to compete from an individual now employed by the Company. The Company paid $43,750 in 2006 and paid $156,250 in 2007. The cash payment made in 2006 is being amortized over 7 years. The cash payment made in 2007 is being amortized over the remaining term of the covenant.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2009	2008
Net Capital		
Total consolidated stockholder's equity	$2,829,698	$2,759,530
Deduct stockholder's equity of Subsidiary	986,060	864,203
Total stockholder's equity qualified for net capital	1,843,638	1,895,327
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	285,042	330,380
Intangible assets	507,867	580,810
Other assets	252,925	159,482
Total nonallowable assets	1,045,834	1,070,672
Unsecured debit balance accounts	3,059	3,515
Haircut on money market accounts	16,371	16,275
Total deductions to equity to compute net capital	1,065,264	1,090,462
Net capital	$ 778,374	$ 804,865
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 25,823	$ 32,348
Accounts payable, accrued expenses and other	261,169	218,398
Total aggregate indebtedness	$ 286,992	$ 250,746
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 19,133	$ 16,716
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $17,556 or $50,000 in 2009 and greater of $16,716 or $50,000 in 2008	$ 50,000	$ 50,000
Excess net capital	$ 728,374	$ 754,865
Ratio: Aggregate indebtedness to net capital	37%	31%

Reconciliation with Company's computation (included in Part II of the Form X-17A-5 as of December 31, 2009 and 2008):

There are no material differences between the Net Capital Computation reported on the Company's December 31, 2009 part II Focus report as amended on February 26, 2010 and the audited December 31, 2009 Net Capital Computation on the above schedule 1.

There are no material differences between the Net Capital Computation reported on the Company's December 31, 2008 part II FOCUS report as amended on March 16, 2009 and the audited December 31, 2008 Net Capital Computation noted on the above Schedule 1.

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through a clearing firm on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.

TrueNorth

A MountainOne Financial Partner

February 26, 2010

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549
(202) 551-6551

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

RE: True North Financial Services, Inc., CRD 46679
Broker- Dealer Annual Audited Financials Report

Dear Sir or Madam:

Enclosed please find two original copies of Form X-17A-5 Part III, our Report on Internal Control and our Independent Auditor's Report with relative financials.

Please note that, as indicated in the final paragraph of Note 1, we are in the process of deregistration. I have attached a copy of FINRA's response to a Continuing Membership Application filed in November that detailed our plan for transition of customer accounts and the inherent need for dual registration as this transaction does not enjoy the exceptions to dual registration provided for mergers and acquisitions. Upon the successful transition of all customer accounts, we will withdraw the firm's registration and all remaining assets and liabilities will be merged into our parent bank, Hoosac Bank of North Adams, MA. For the continuing provision of securities and advisory products and services, Hoosac Bank has entered into a third party networking agreement with Commonwealth Financial Network of Waltham, MA. Please feel free to contact me at (413) 664-4025 with any questions or concerns.

Sincerely,

Stephanie Scott
Chief Compliance Officer
True North Financial Services, Inc.
Supervising Principal
Commonwealth Financial Network

True North Financial Services

85 Main Street, Suite 110
North Adams, MA 01247
413-664-4025
Fax 413-664-2064
888-878-6784

296 Main Street
Williamstown, MA 01267
413-458-1805
Fax 413-663-2361

795 Main Street
Williamstown, MA 01267
413-663-2343
Fax 413-458-8338

141 North Street
Pittsfield, MA 01201
413-442-7296
Fax 413-997-3099

www.truenorthfs.com

FINRA

Financial Industry Regulatory Authority

JAN 2 9 2010

January 27, 2010

Ms. Stephanie Scott
Chief Compliance Officer
85 Main Street, Suite 110
North Adams, MA 01247

RE: **Decision Regarding Continuing FINRA Membership of:**
True North Financial Services, Inc.
CRD No. 46679; Application No. 20090204745

Dear Ms. Scott:

Pursuant to NASD Rule 1017, FINRA grants the membership application of True North Financial Services, Inc., with respect to the firm's transfer of assets to Commonwealth Financial Network of Waltham, MA CRD No. 8032.

True North Financial Services, Inc is alerted to NASD Rule 1017, which requires notification to and approval by FINRA of a material change in business operations prior to such change being effected. Rule 1017 also requires that the firm file an application for approval of a change of ownership or control at least 30 days prior to effecting such change.

The firm's existing Membership Agreement remains in effect.

Any questions regarding this decision or the Agreement may be directed to Greg Molle, Regulatory Coordinator at 617-532-3409.

Sincerely,

Elizabeth F. Page

Elizabeth F. Page
District Director

EFP/lmg

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

True North Financial Services, Inc. and Subsidiary
North Adams, Massachusetts

Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged With Governance" issued by the Auditing Standards Board of the American Institute of Certified Public Accountants requires the auditor to communicate certain matters to those responsible for the oversight of the financial reporting process. The following comments regarding the scope and results of our audit of True North Financial Services, Inc. and Subsidiary for the year ended December 31, 2009 will assist you in overseeing the financial reporting and disclosure process for which management is responsible.

SCOPE OF AUDIT

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. The audit is to be conducted in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

RESULTS OF AUDIT

1. The Company's significant accounting policies and their application conform to Generally Accepted Accounting Principles (GAAP) and predominant practices within the broker-dealer industry. In the audit period there were no new transactions or events, significant unusual transactions or controversial areas that required the choice of significant accounting policies.

2. The principal accounting estimate used by Company management in the preparation of the consolidated financial statements is the accrual for commission income and expenses and related allowances. We reviewed Company management's estimates of amounts receivable and payable and allowance on amounts receivable and considered such data to determine the reasonableness of the estimate.

3. There were no audit adjustments that were recorded in the consolidated financial statements.

4. The attached schedule summarizes uncorrected misstatements of $1,000 or more in the consolidated financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole.

5. If other information was presented by management with the Company's audited consolidated financial statements, we read such information and considered whether it, or the manner of its presentation was materially inconsistent with information, or the manner of its presentation, appearing in the consolidated financial statements.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

6. There were no disagreements with management about the application of GAAP, the determination of accounting estimates, or the scope of the audit that could be significant to the Company's annual reporting.

7. To our knowledge, Company management did not discuss any accounting or auditing matters with other auditors.

8. We had no discussion of major issues with management in connection with the initial or recurring retention of our audit services including among other matters, any discussions regarding the application of accounting principles and auditing standards.

9. We encountered no difficulties in dealing with Company management relating to the performance of the audit, such as unreasonable delays by management in permitting the commencement of the audit, providing needed information, an unreasonable timetable set by management, the unavailability of client personnel, or the failure of client personnel to complete client-prepared schedules on a timely basis.

This report is intended solely for the information and use of the audit committee, Board of Directors, management and regulators and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Shatswell, MacLeod + Company, P.C.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

For the Years Ended December 31, 2009 and 2008

Effect of Uncorrected Misstatement

Shatswell, MacLeod & Company, P.C., in their audit of the consolidated financial statements of True North Financial Services, Inc. and Subsidiary for the year ended December 31, 2009, has an uncorrected misstatement. This misstatement, which was determined by management of the Company to be immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole is as follows:

Increase in net income:	
To reduce bonus profitability expense	$ 6,618
Tax effect	(2,708)
Net increase in net income	$ 3,910
Net income	$151,770
Percentage increase in net income if uncorrected misstatement was booked	2.58%

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 25, 2010

TRUE NORTH FINANCIAL SERVICES, INC.

NORTH ADAMS, MASSACHUSETTS

* * * * * *

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS